[ ], 2025

Keitha L. Kinne

President

AMG Pantheon Infrastructure Fund, LLC

680 Washington Boulevard, Suite 500

Stamford, CT 06901

Re:	AMG Pantheon Infrastructure Fund, LLC (the “Fund”)

Dear Ms. Kinne:

Pursuant to the Investment Management Agreement between the Fund and Pantheon Infra Advisors LLC (“Pantheon Infra”) dated [ ], 2025, Pantheon Infra is entitled to an investment management fee at an annual rate of 1.30% of the Fund’s average daily managed assets.1 Pursuant to a Subadvisory Agreement between Pantheon Infra and Pantheon Ventures (US) LP dated [ ], 2025, Pantheon Ventures is entitled to a subadvisory fee at an annual rate of [ ]% of the Fund’s average daily managed assets. By our execution of this letter agreement (this “Agreement”), intending to be legally bound hereby, Pantheon Infra agrees irrevocably that it shall waive management fees equal to 0.50% of the Fund’s average daily managed assets and Pantheon Ventures agrees irrevocably that it shall waive subadvisory fees equal to [ ]% of the Fund’s average daily managed assets, each for a period of one year following the Fund’s commencement of investment operations.

Pantheon Infra Advisors LLC

By:
Name:
Title:

Pantheon Ventures (US) LP

By:
Name:
Title:

Your signature below acknowledges

acceptance of this Agreement:

[1]

“Managed Assets” means the total assets of the Fund (including any assets attributable to any leverage that may be outstanding) minus the sum of accrued liabilities (other than debt representing financial leverage and the aggregate liquidation preference of any outstanding preferred shares) as of each day.

AMG Pantheon Infrastructure Fund, LLC

By:
Name:	Keitha L. Kinne
Title:	President